

Mail Stop 3561

February 15, 2018

Richard Surber
Chief Executive Officer
Sack Lunch Productions, Inc.
59 West 100 South, 2nd Floor
Salt Lake City, UT 84101

> **Re: Sack Lunch Productions, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed February 8, 2018**
> **File No. 024-10726**

Dear Mr. Surber:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

General

1. It appears that your recent licensing agreements with Happy Fun Events, LLC represent a substantial change in your operations. Please revise throughout to address changes to your business as a result of this agreement. For example:

   - The Summary and Business sections indicate that 74% of your revenues come from selling admission to your events, but now it appears that many of these revenue streams have been replaced with potential royalty payments.

- Update your Use of Proceeds section to the extent that you will use proceeds for additional investment called for under the license agreements. We note from page 19 that "[t]he license agreements call for an investment that may exceed $500,000."
- Update your Use of Proceeds disclosure to the extent that you may use proceeds to buy the license for The Lantern Fest back from the licensee, as discussed on page 19.
- Tell us what consideration you gave to adding risk factor disclosure regarding this license agreement, or provide revised risk factor disclosure as necessary.
- Revise the number of employees disclosed on page 32. We note from page 19 that "[a]ll employees of the subsidiaries related to the operation of the events have resigned or were terminated prior to the close of 2017."

You may contact Kristin Shifflett at 202-551-3381 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure